Exhibit 99.1

1701 Hollis Street Suite 400, Founders Square (P.O. Box 2067) Halifax, Nova Scotia B3J 2Z1, CANADA Tel: +1 (902) 468-0614 Fax: +1 (902) 468-0631

PRESS RELEASE

Gammon Gold Announces Completion of Public Offering

Halifax, October 22, 2009: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS) has today completed the public offering of 12,926,000 common shares at a price of U.S.$8.90 per common share for gross proceeds of U.S.$115,041,400 (the “Offering”). The Offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. and including Dundee Securities Corporation, Macquarie Capital Markets Canada Ltd., Canaccord Capital Corporation and Research Capital Corporation, and includes 1,1686,000 common shares issued pursuant to the full exercise of the over-allotment option. The net proceeds of the Offering will be used to fund expanded operations exploration programs at the Ocampo and El Cubo mines, the advancement of the Guadalupe y Calvo project, debt repayment, greenfields exploration and general corporate purposes.

The common shares have been offered by way of short form prospectus in all of the provinces and territories in Canada and in the United States pursuant to a registration statement filed under the Canada/U.S. multijurisdictional disclosure system, and have also been offered on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has become effective with the United States Securities and Exchange Commission pursuant to Rule 467(a) under the U.S. Securities Act of 1933. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A copy of the final short form prospectus relating to the common shares may be obtained upon request by contacting in Canada: BMO Capital Markets, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224), or in the United States: BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel: 212-885-4039). A copy of the final short form prospectus relating to the common shares may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (tel: 416-364-2201) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (tel: 212-821-3000).

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please contact:

René Marion Chief Executive Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “forecast”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the closing of the Offering and the expenditure of the net proceeds therefrom, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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